K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

March 26, 2015

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Ashley Vroman-Lee

Re: John Hancock Funds

Amendments to Registration Statements on Form N-1A

Dear Ms. Vroman-Lee:

On behalf of the registered investment companies listed below (each a “Trust”), we submit this letter in response to comments received by telephone on March 12, 2015, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to the post-effective amendments to the Trusts’ registration statements on Form N-1A, as detailed below, each of which was filed with the SEC on January 26, 2015 (each an “Amendment”). Each Amendment relates to the registration of newly established share classes of the series of the respective Trust included in the Amendment (each a “Fund”), as detailed below.

Trust	Fund	Share Class	Securities Act File No.	Investment Company Act File No.	Accession No.
John Hancock Bond Trust	John Hancock Investment Grade Bond Fund	Class NAV Class R2 Class R4 Class R6	002-66906	811-03006	0001133228-15-000299
John Hancock Funds II	Absolute Return Currency Fund	Class R2 Class R4	333-126293	811-21779	0001133228-15-000301
	Blue Chip Growth Fund	Class A Class C Class I
	Emerging Markets Debt Fund	Class R2 Class R4 Class R6
	Equity-Income Fund	Class A Class C Class I
	Fundamental All Cap Core Fund	Class R2 Class R6
	Fundamental Large Cap Value Fund	Class R2 Class R6

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Trust	Fund	Share Class	Securities Act File No.	Investment Company Act File No.	Accession No.
	Retirement Living Portfolios	Class I
	Spectrum Income Fund	Class A Class C Class I
John Hancock Funds III	John Hancock Core High Yield Fund	Class R2 Class R4 Class R6	333-125838	811-21777	0001133228-15-000305
	John Hancock International Growth Fund	Class R2 Class R4 Class R6
	John Hancock Strategic Growth Fund	Class R2 Class R4 Class R6
John Hancock Sovereign Bond Fund	John Hancock Bond Fund	Class NAV Class R4	002-48925	811-02402	0001133228-15-000303

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendments. Also, unless otherwise noted, comments and responses relating to more than one Fund in a heading below apply to each Fund in the heading and its respective Trust.

I.	All Funds

1.	Comment — The staff notes that material information is missing from the Amendment. Please include all missing information in the definitive filing.

Response — The Trust will include all missing information in definitive forms of prospectus and Statement of Additional Information (“SAI”) for the Fund.

2.	Comment — The first footnote in the fee table in the prospectus states that “Other expenses” are estimated for the first year of operations of the stated class of shares. Please delete this footnote because the Fund is not a “New Fund” as defined in Item 3 of Form N-1A, which specifically permits “Other expenses” to be estimated for such types of funds.

Response — The Fund respectfully declines to make the requested change. Although the Fund is not a “New Fund” as defined in Item 3 of Form N-1A, there is no historical information for “other expenses” relating to the newly established share classes of the Fund and, consequently, the Fund must necessarily estimate such expenses.

3.	Comment — In any fee table that includes a contractual expense limitation, please disclose in a footnote who can terminate such an arrangement, and under what circumstances.

Response — A Fund’s investment adviser cannot unilaterally terminate the Fund’s expense limitation arrangement prior to the date stated in the relevant footnote. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

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4.	Comment — Please describe interest rate risk separately from the general “Fixed-income securities” risk factor.

Response — The Trust believes that the description of interest-rate risk under “Fixed-income securities risk” is appropriate. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

5.	Comment — Please revise the “Fixed-income securities risk” disclosure to describe credit quality risk.

Response — The Trust believes that the reference to changes in credit quality as a component of fixed-income securities risk is appropriate. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

6.	Comment — Because the Fund includes “Sector investing risk” disclosure, please disclose in the principal investment strategies the sectors in which the Fund may invest.

Response — The Fund does not invest in any particular sector on an ongoing basis. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

7.	Comment — In “Fund summary — Payments to broker-dealers and other financial intermediaries,” please add the word “broker” in the phrase “the fund and its related companies may pay the intermediary for the sale of fund shares and related services.”

Response — The Trust will consider making changes in response to this comment in the next routine annual update of all of the Fund’s prospectuses.

8.	Comment — In "Fund summary — Portfolio management," for a Fund with one portfolio manager, please disclose that the listed portfolio manager is primarily responsible for the day-to-day management of the Fund's portfolio. For a Fund with more than one portfolio manager, please disclose that the listed portfolio managers are jointly and primarily responsible.

Response — The Trust believes that the fact that the Fund’s listed portfolio manager is primarily responsible for the day-to-day management of the Fund’s portfolio (or in the case of multiple portfolio managers, jointly and primarily responsible) is appropriately disclosed under “Who’s who — Subadvisor.” Accordingly, the Trust respectfully declines to make any changes in response to this comment.

9.	Comment — In accordance with Item 1(b)(4) of Form N-1A, please revise the Fund's Investment Company Act file number to appear in a type size smaller than that generally used in the prospectus.

Response — The Trust has made the requested change.

10.	Comment — In Part C of the Amendment, please add the undertaking regarding indemnification of the Trust’s trustees and officers required by Rule 484 under the Securities Act of 1933, as amended (the “Securities Act”), in response to Item 30 of Form N-1A.

Response — The Trust understands the undertaking required by Rule 484 under the Securities Act to apply to situations that meet two conditions: (a) the registrant seeks acceleration of the effective date of a registration statement pursuant to Rule 461 under the Securities Act; and (b) there are arrangements whereby either the registrant indemnifies the registrant’s trustees and officers, or the distribution agreement indemnifies the registrant’s trustees or officers who are acting as distributor, and such indemnifications have not been waived. Because the Trust is not seeking acceleration of the effective date of the Amendment, it does not meet the first condition of Rule

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484, and, accordingly, the Trust respectfully declines to make any changes in response to this comment.

II.	John Hancock Investment Grade Bond Fund and John Hancock Bond Fund

11.	Comment — Please state whether the Fund invests in emerging markets as a principal investment strategy, and, if so, please revise the Fund’s principal investment strategy disclosure accordingly.

Response — Because the Fund does not invest in emerging markets as a principal investment strategy, no change is necessary in the Fund’s principal investment strategy disclosure.

12.	Comment — Because the Fund is subject to “Mortgage- and asset-backed securities risk,” please either add investing in asset-backed securities as a principal strategy, or delete the reference to asset-backed securities in the principal risk disclosure.

Response — The Trust will consider making changes in response to this comment in the next regular annual update of the Fund’s prospectus.

13.	Comment — In “Fund details — Principal risks of investing,” the section entitled “Mortgage-backed and asset-backed securities risk” discloses the risks of investing in collateralized mortgage obligations (“CMOs”). Please disclose that investing in CMOs is a principal investment strategy.

Response — The Trust notes that CMOs are described as a type of mortgage-backed security. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

III.	John Hancock Bond Fund

14.	Comment — Because the name of the Trust is “John Hancock Sovereign Bond Fund,” please revise the name of the Trust to reflect the Fund’s policy to invest at least 80% of its net assets (plus any borrowings for investment purposes) in a diversified portfolio of bonds. Alternatively, please revise this investment policy of the Fund to reflect the name of the Trust.

Response — In 2001, the SEC adopted Rule 35d-1 under the Investment Company Act of 1940, as amended, “to address certain broad categories of investment company names that are likely to mislead investors about an investment company’s investments and risks.”1 Because the Fund does not hold itself out as “John Hancock Sovereign Bond Fund” or even a series thereof in any of its marketing materials, and neither the statutory nor summary prospectus identifies the name of the Trust, the Trust believes that there is little likelihood that an investor would be misled into thinking that John Hancock Bond Fund focuses on bonds issued by sovereign governments. Unless an investor specifically requests a copy of the Fund’s SAI, the investor will only be sent a copy of the Fund’s summary prospectus or statutory prospectus, neither of which references the name of the Trust. Accordingly, the Trust respectfully declines to make any change in response to this comment.

In addition, the Trust notes that the term “Sovereign” in its name refers to Sovereign Asset Management, LLC, the former name of the Fund’s current investment subadviser, John Hancock Asset Management a division of Manulife Investment Management (US) LLC, and does not connote any types of investments that the Trust or any of its series may make.

1 Final Rule: Investment Company Names, Rel. No. IC-24828, Jan. 17, 2001.

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15.	Comment — Please reconcile the statement on p. 3 of the SAI that the Fund’s investment objective is fundamental and may not be changed without shareholder approval, with the disclosure in the prospectus that appears to state the investment objective is non-fundamental.

Response — In “Fund details — Principal investment strategies,” it is stated that “The Board of Trustees can change the fund's strategy without shareholder approval.” This statement refers to the fund’s strategy rather than its investment objective. The Trust notes that Form N-1A does not require a fund to disclose in its prospectus that the fund’s investment objective is fundamental. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

IV.	John Hancock Core High Yield Fund

16.	Comment — Because the prospectus states that the Fund may invest in derivatives such as bond futures, please confirm that the market rather than notional value of such derivatives is used when determining compliance with the Fund’s policy to invest at least 80% of its net assets (plus any borrowings for investment purposes) in high yield securities.

Response — The Fund reserves the right to use derivatives to count towards its 80% policy. The Fund generally uses market value to value derivatives in connection with its 80% policy.

V.	John Hancock Strategic Growth Fund

17.	Comment — Because the Fund may invest in securities of companies with market capitalizations at the low end of the capitalization range of the Russell 1000 Index, which was $2.2 billion as May 31, 2014, please add risk disclosure relating to investing in small- and mid-cap companies.

Response — The Trust will consider making changes in response to this comment in the next routine annual update of all of the Fund’s prospectuses.

18.	Comment — Please revise the description of the Fund’s investment process using plain English principles. In particular, the description of a “five-step mosaic research approach” does not appear to describe a quantitative or qualitative investment approach. Also, terms such as “fundamental catalyst assessment” and “consensus estimate comparisons” do not appear to be consistent with the use of plain English.

Response — The Trust will consider making changes in response to this comment in the next routine annual update of all of the Fund’s prospectuses.

VI.	Absolute Return Currency Fund

19.	Comment — Please confirm that the Fund’s investments in foreign currencies will be valued using mark-to-market valuation.

Response — The Trust so confirms.

20.	Comment — Please revise the Fund’s 80% investment policy to state that the Fund will “invest” in particular investments, rather than “be exposed” to such investments, consistent with the use of the word “invest” in Rule 35d-1.

Response — As explained in the prospectus, the Fund seeks to achieve its investment objective by directly investing in foreign currencies through spot transactions, as well as indirectly through foreign currency forward contracts and foreign currency options. Given the nature of the Fund’s investment process, the Fund believes that use of the term “exposure” is appropriate and not

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inconsistent with Rule 35d-1. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

21.	Comment — Please disclose additional information regarding the use of models discussed in the principal investment strategies section. In particular, please describe how certain market events are treated in such models, e.g., to address actions that foreign governments may take that affect exchange rates, such as the Swiss central bank’s recent withdrawal of support for the Swiss franc relative to the euro, which resulted in substantial losses for Swiss franc investors.

Response — The Trust will consider making changes in response to this comment in the next routine annual update of all of the Fund’s prospectuses.

22.	Comment — Please explain the meaning of the term “absolute return.”

Response — The prospectus states that “An absolute return approach means that the fund seeks to earn a positive return regardless of market conditions.” Accordingly, the Trust does not believe that any changes are necessary in response to this comment.

23.	Comment — Please add principal risk disclosure stating that foreign governments or central banks may take actions regarding valuation supports or limits for their currencies without notice, such as the recent Swiss central bank action described above in Comment 21.

Response — The Fund believes that the activities of foreign governments and central banks related to foreign currency trading are appropriately described in “Fund details — Currency risk.” Accordingly, the Trust respectfully declines to make any changes in response to this comment.

24.	Comment — Please revise the “Economic and market events risk” disclosure to include currency exchange rate risk, and recent events that have caused market volatility, such as the decline in oil prices and stimulus by the Japanese central bank.

Response — The Trust will consider making changes in response to this comment in the next routine annual update of all of the Fund’s prospectuses.

25.	Comment — Please add risk disclosure describing risks associated with particular geographic areas in which the Fund may invest, including economic, political, and regulatory risks associated with those geographic areas.

Response — The Trust will consider making changes in response to this comment in the next routine annual update of all of the Fund’s prospectuses.

26.	Comment — Please revise the “Currency risk” in “Fund summary — Principal risks” to include the sentence in “Fund details — Principal risks of investing — Currency risk,” which reads: “Currency risk includes the risk that fluctuations in exchange rates may adversely affect the U.S. dollar value of a fund's investments.”

Response — The Trust will consider making changes in response to this comment in the next routine annual update of all of the Fund’s prospectuses.

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VII.	Blue Chip Growth Fund

27.	Comment — Because the Fund may invest in a money market fund managed by the Fund’s subadviser, please confirm whether the Fund’s fee table should reflect any “acquired fund fees and expenses” (“AFFE”).

Response — The Trust confirms that the fee table accurately reflects the fact that AFFE for the most recent fiscal year amounted to less that 0.01% of Fund assets.

28.	Comment — Please add disclosure regarding the risk of investing in small cap companies.

Response — Because the Fund does not invest in small cap companies as a principal investment strategy, the Trust respectfully declines to make any change in response to this comment.

VIII.	Emerging Markets Debt Fund

29.	Comment — In the “Fund summary — Principal investment strategies,” please disclose that debt securities rated below investment grade are commonly known as “junk bonds.”

Response — The Trust will consider making changes in response to this comment in the next routine annual update of all of the Fund’s prospectuses.

IX.	Equity-Income Fund

30.	Comment — Please explain why the Fund does not have a policy to invest at least 80% of its net assets (plus borrowings for investment purposes) in income-producing equity securities, consistent with Rule 35d-1.

Response — In the 2001 guidance on Rule 35d-1, the SEC staff advised that “Rule 35d-1 would not apply to the use of the term ‘income’ where that term suggests an investment objective or strategy rather than a type of investment.”2 In particular, the staff wrote that “the term ‘equity income’ suggests that a fund focuses its investments in equities and has an investment objective or strategy of achieving current income.” The Fund has an 80% policy for its investments in equity securities, and because it considers the term “income” in its name to connote a strategy rather than a type of investment, the term “income” is not subject to the 80% policy, consistent with the SEC staff’s guidance.

31.	Comment — Please disclose the range of market capitalizations of companies in which the Fund invests and disclose whether the Fund invests in large, medium, or small cap companies, or companies of any capitalization.

Response — The Trust will consider making changes in response to this comment in the next routine annual update of all of the Fund’s prospectuses.

X.	Fundamental Large Cap Value Fund

32.	Comment — Because the Fund may invest in exchange-traded funds, please confirm whether the Fund’s fee table should reflect AFFE.

Response — The Trust confirms that the fee table accurately reflects the fact that AFFE for the most recent fiscal year amounted to less that 0.01% of Fund assets.

2 Frequently Asked Questions about Rule 35d-1 (Investment Company Names), Dec. 14, 2001.

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33.	Comment — For purposes of its 80% policy, the Fund considers large cap companies to be those with market caps in the top 80% of companies in the Russell 1000 Index. The Fund further states that the lowest market cap in this group was $206 million as of September 30, 2014. The SEC staff does not consider a company with this low a market cap to a large cap company. Please revise the Fund’s definition of a large cap company such that investing in only companies in the Russell 1000 Index that are reasonably considered large cap companies would be consistent with the Fund’s name.

Response — The Trust has made changes consistent with this comment.

XI.	Spectrum Income Fund

34.	Comment — In “Fund summary Principal investment strategies, the Fund states that the SAI contains a more complete description of hybrid instruments their associated risks. Please delete this cross-reference and provide additional information regarding such investments in this section and in the principal risk disclosure section.

Response — The Trust will consider adding principal investment strategy disclosure regarding hybrid instruments in the next routine annual update of all of the Fund’s prospectuses. The Trust believes that the current principal risk disclosure regarding these investments is appropriate.

35.	Comment — Please revise the risk factor heading “Lower-rated fixed-income securities risk and high-yield securities risk” to include the words “junk bonds.”

Response — The disclosure immediately following this heading states that these securities are commonly known as junk bonds. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

XII.	SAI Comments

36.	Comment — In “High Yield (High Risk) Securities,” please disclose that such securities are commonly known as junk bonds.

Response — The Trust will consider making changes in response to this comment in the next routine annual update of the Fund’s SAI.

37.	Comment — In “Fundamental Investment Restrictions,” please describe the industry concentration policy of any Fund with such a policy, e.g., for funds that concentrate in real estate-related investments.

Response — In general, the concentration policy of a fund is disclosed in the fund’s prospectus, which the Trust believes to be the appropriate location for such disclosure. In addition, none of the Funds included in the Amendments concentrates in any particular industry. Accordingly, the Trust respectfully declines to make any changes in response to this comment

_____________________________________________________

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Amendments, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendments;

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2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendments; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Trusts, on behalf of their respective Funds, intend to file definitive forms of prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please call me at (617) 261-3240 or Thomas Dee, Assistant Secretary of the Trusts, at (617) 663-4311.

Sincerely,

/s/ George P. Attisano
George P. Attisano

Cc: Thomas Dee